SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of an Affiliated Company

1.	Details of the affiliated company:

Name: JV East Telecom LLC

Name of Representative Director: Abdukhamid A. Makhmudov

Balance sheet overview (applying exchange rate on November 27, 2007 of Won 929.3 per US Dollar):

Total assets: Won 31,066,734,322

Total liabilities: Won 21,861,412,448

Total stockholders’ equity: Won 9,205,320,944

Total capital: Won 5,511,542,407

Main business: fixed-line telecommunications service

2.	Name of company group: KT

3.	KT Corporation acquired an interest in the Uzbekistan telecom service provider to enter the central Asia telecom market.

5.	Revised number of affiliated companies: 28

6.	Date revised and confirmed: November 27, 2007 (settlement date)

7.	Details of an affiliated company of JV East Telecom LLC are as follows:

Name: Super iMAX LLC

Name of Representative Director: Khadirov Shuhat

Balance sheet overview (applying exchange rate on November 27, 2007 of Won 929.3 per US Dollar):

Total asset: Won 725,783

Total liabilities: None

Total stockholders’ equity: Won 725,783

Total capital: Won 725,783

Business area: wireless broadband service provider

8.	Miscellaneous:

KT’s interest in JV East Telecom LLC: 51%

KT’s interest in Super iMAX LLC: 60%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 28, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director